SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 -K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 25, 2003

(Commission File No. 1-15024)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

(Name of Registrant)

Ramon Cojuangco Building

Makati Avenue, Makati City

Philippines 0721

(Address of Principal Executive Officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: y Form 40-F: o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes: o No: y

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes: o No: y

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes: o No: y

Enclosure:

A copy of the press release that is being issued today by Philippine Long Distance Telephone Company (“Company”), regarding the 2002 audited financial results of the Company.

Security Code # CM-040

March 25, 2003

Philippine Stock Exchange

Disclosure Department

4/F Philippine Stock Exchange Center

Exchange Road, Ortigas Center

Pasig City

Attention: Atty. Jose G. Cervantes

Senior Vice President

Gentlemen:

In accordance with Sections 17.1 (b) and 17.3 of the Securities Regulation Code, enclosed is a copy of a Current Report with a press release attached thereto regarding the 2002 audited financial results of the Company

Very truly yours,

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

March 25, 2003

Securities & Exchange Commission

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of the Securities Regulation Code, we are submitting herewith five (5) copies of a Current Report with a press release attached thereto regarding the 2002 audited financial results of the Company.

Very truly yours,

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

SEC Number PW-55

File Number _______

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

(Company’s Full Name)

10th Floor, PLDT Tower I, Ayala Avenue, Makati City

(Company’s Address)

814-3664_______________

(Telephone Number)

_________________N.A._________________

(Fiscal Year Ending

(month & day)

CURRENT REPORT UNDER SECTION 17 OF THE

SECURITIES REGULATION CODE ____

(Form Type)

___________________N.A._________________

Amendment Designation (If applicable)

___________________N.A._________________

Period Ended Date

___________________N.A._________________

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

1. March 25, 2003 ________

Date of Report (Date of earliest event reported)

2. SEC Identification Number PW-55 3. BIR Tax Identification No. 000-488-793

4. Philippine Long Distance Telephone Company ______________________

Exact name of registrant as specified in its charter

5. Philippines _________ 6. (SEC Use Only)

Province, country or other jurisdiction or Industry Classification Code:

Incorporation

7. Makati Avenue, Makati City, Philippines _____ __________

Address of principal office Postal Code

8. (632) 814-3664 __________________________________________________

Registrant’s telephone number, including area code

9. Not Applicable_____________________________________________________

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code

Title of Each Class Number of Shares of Common Stock

Outstanding and Amount of Debt Outstanding

____________________________________________________________________

_________________________________________________________________________________

____________________________________________________________________

11.    Indicate the item numbers reported herein: __________ ___________________

PLDT delivers strong performance for 2002

  Consolidated revenues up by 14 percent to Pesos 80.2 billion
  Consolidated EBITDA rises 12 percent to Pesos 42.7 billion. EBITDA margin remains strong at 53 percent of revenues.
  Consolidated net income before Piltel provisions hits Pesos 7.2 billion.
  Full provisions of Pesos 4.1 billion made for PLDT’s investment in Piltel, including undrawn balance of letter of support. Piltel will no longer impact the Group’s results going forward.
  PLDT and Smart reduced debt by a total of US$204 million in 2002
  PLDT Cellular adds 2.6 million new GSM subscribers, ending the year with 8.6 million subscribers
  Smart pays cash dividends of Pesos 1.5 billion to PLDT in December 2002.

MANILA, Philippines, March 25, 2003 – – Philippine Long Distance Telephone Company (“PLDT”) (PSE: TEL) (NYSE: PHI) today announced its audited financial results for the full year of 2002. PLDT’s consolidated revenues grew by 14 percent to Pesos 80.2 billion during the period. Consolidated EBITDA rose by 12 percent during the same period, from Pesos 38.3 billion last year to Pesos 42.7 billion this year, as EBITDA margin remained strong at 53 percent of revenues. Consolidated net income before provisions against Piltel of Pesos 4.1 billion, hit Pesos 7.2 billion for the year 2002 and Pesos 3.1 billion after Piltel provisions. The ratio of cash operating expenses to revenues improved from 41 percent to 39 percent, while the ratio of capital expenditures to revenues improved from 43 percent to 18 percent, reflecting a solid performance for the PLDT Group for the year 2002.

Smart Communications, Inc. (Smart) continued to be the main factor for much of PLDT’s robust growth. Smart posted significant growth in revenues, EBITDA, and net income as it substantially increased its subscriber base to stay well ahead of the competition. At the end of 2002, Smart also made its first dividend payment of Pesos 1.5 billion to its parent company, PLDT.

A conservative view has been taken by management in respect of PLDT’s investment in Pilipino Telephone Co. (Piltel). Provisions totaling Pesos 4.1 billion were made in 2002, inclusive of a non-cash provision of Pesos 2.7 billion against the balance of the undrawn letter of support as of 31st December 2002. These provisions reduce PLDT’s investment in Piltel to zero and, as such, Piltel will no longer impact the Group’s results going forward.

PLDT management met the challenges of the fixed line business head-on and delivered on its commitment to strengthen the business. PLDT was able to successfully complete the first phase of its liability management initiative which was cited by leading financial institutions and publications as a significant accomplishment for the company. Furthermore, aggressive moves to reduce both capital and operational expenses were realized to strengthen the overall financial position of the company.

“The year 2002 clearly showed the wireless business as the main driver of growth for the PLDT Group,” commented Manuel V. Pangilinan, President and CEO of PLDT. “The fixed line business remains a challenge, but we are confident that we can hurdle these challenges and emerge a stronger organization.”

Wireless: Unparalleled Growth

For the year 2002, PLDT’s wireless group extended its market leadership position in terms of subscriber base. By 31st December 2002, the GSM cellular subscribers of Smart and Piltel reached 8.6 million, growing by 2.6 million subscribers over the combined base of 6.0 million GSM subscribers last year. This represents a 57 percent share of the total wireless market in the Philippines. In the fourth quarter alone, Smart and Piltel added close to 1 million subscribers allowing the companies to end the year with 6.8 million Smart GSM subscribers and 1.8 million Talk 'N Text subscribers, respectively.

On a stand-alone basis, Smart’s GSM subscriber base increased from 4.6 million subscribers as of 31st December 2001 to 6.8 million subscribers as of 31st December 2002, or an increase of 2.2 million subscribers. This maintains Smart’s position as the leading GSM cellular provider in the country with a market share of 45 percent. For the fourth quarter alone, net adds for Smart totaled close to 900,000 new subscribers. Smart’s campaign to increase its number of postpaid subscribers bore fruit in 2002 as its postpaid subscribers rose significantly to 176,648.

Smart’s revenues rose by 51 percent to Pesos 33.0 billion in 2002 from Pesos 21.9 billion for the same period in 2001. EBITDA showed strong growth at 68 percent from Pesos 10.9 billion last year to Pesos 18.3 billion this year. EBITDA margins likewise improved from 50 percent in 2001 to 56 percent in 2002. Smart’s net income surged 74 percent from Pesos 3.5 billion in 2001 to Pesos 6.2 billion in 2002. Smart’s growth was principally anchored on its growing subscriber base, stable Average Revenue Per User (ARPU) levels and reduced subscriber acquisition costs.

Revenues from cellular data services, which include all SMS and text-related services as well as value-added services, nearly doubled to Pesos 12.2 billion in 2002 from Pesos 6.7 billion in 2001. Smart handled a total of 16.5 billion outbound SMS in 2002 as compared to 12.3 billion SMS for the same period in 2001 or an increase of 34 percent. The growth in data services of Smart was enhanced by aggressive and innovative value-added services through Smart zed, Smart Money and interactive tie-ups with various multi-media providers. Smart’s 64K super SIM card boosted subscriber take-up while continuing to maximize the use of these value-added services that help sustain ARPU.

Complementing the strong growth in revenue, net income and subscribers was Smart’s efficient capital spending. For 2002, Smart’s capital expenditures stood at Pesos 6.3 billion, while increasing network capacity and coverage. This represents a Pesos 12.7 billion reduction in capital expenditures as compared with 2001, which reached a high of Pesos 19 billion. As a percentage of revenues, Smart’s capital expenditures for 2002 stood at 19 percent compared with almost 80 percent of revenues in 2001. This resulted in Smart generating free cash flow of Pesos 13.4 billion in 2002 from a negative free cash flow position in prior years.

“The performance of Smart has exceeded all expectations, and we intend to extend our leading position in the wireless business,” shared Pangilinan.

Fixed Line: Strengthening the business amidst a challenging environment

Overall fixed line revenues showed an expected decline, except for revenues from data and other network services which grew during the period under review. Total revenues from PLDT’s fixed line business decreased by Pesos 0.8 billion to Pesos 44.9 billion in 2002 from Pesos 45.6 billion in the same period last year. Despite the decline, PLDT’s fixed line business posted a net income of Pesos 2.1 billion for 2002.

Revenues from data and other network services of the fixed line business rose by over 14 percent, from Pesos 4.7 billion to Pesos 5.4 billion in 2002. Continued growth is expected from this segment of the business as demand for these services increase. By the end of 2002, PLDT had signed up nearly 61,000 postpaid subscribers for PLDT Vibe and nearly 10,000 subscribers for its myDSL service, making PLDT the leader in both narrowband and broadband internet service.

“We continue to look at data services as a potential growth area for the fixed line business,” said Pangilinan. “PLDT is the only telecoms company in the country with a nationwide infrastructure that will allow us to grow our data business in a way no other telecoms company in the Philippines can.”

Local exchange service revenues remained relatively stable at Pesos 21.0 billion in 2002 primarily due to the market’s shift towards the pre-paid variant of PLDT’s phone service. International long distance revenues decreased by 11 percent from Pesos 11.3 billion in 2001 to Pesos 10 billion in 2002 due to the combined effects of lower international settlement rates and lower volumes. National long distance revenues likewise decreased by 8 percent from Pesos 8.2 billion last year to Pesos 7.6 billion this year principally due to cheaper alternative forms of communication such as cellular text messaging and e-mail.

Aware of the challenges that fixed line businesses face worldwide, PLDT management’s thrust for the year 2002 was to strengthen the financial position of the business. This was achieved by reducing cash operating expenses, containing capital expenditures, improving operational efficiencies, limiting investments in subsidiaries and affiliates and completing the liability management program designed to improve PLDT’s debt profile for the period 2002 to 2004.

For 2002, cash operating expenses were reduced to Pesos 15.7 billion from Pesos 16.3 billion in 2001. PLDT also showed a reduction in capital expenditures from almost 10 billion in 2001 to Pesos 6.9 billion in 2002, down to 15 percent of total revenues. Operational efficiencies continued to show improvement as the number of fixed lines in service per employee increased from 161 last year to 172 this year.

Underscoring PLDT’s commitment to strengthen its fixed line business is the completion of its liability management program to address the need to extend debt maturities between 2002-2004. The successful effort improved the balance between PLDT’s projected cash flows and debt service requirements for the period 2002-2004.

With the successful completion of PLDT’s liability management program, management is focused on aggressively reducing debt. For the year 2002, PLDT continued to generate strong cash flows from operations while the reductions in its capex and investments allowed its free cash flow to turn from a negative position in 2001 to Pesos 9.2 billion in 2002. As a result, PLDT reduced its total fixed line debts by US$127 million as free cash flows were utilized to pay down debt.

“The challenges confronting PLDT’s fixed line business are formidable, and we all have to make sacrifices and tough decisions if we are to survive,” explained Pangilinan. “We have taken the initial steps towards building a stronger fixed line business and we are committed to forging ahead until the future of the business is secure.”

e-PLDT : Enhancing competitive strengths

ePLDT, a wholly-owned subsidiary of PLDT and the leading information and communications technology (ICT) company in the Philippines, continued to generate growing revenues from its various investments. For 2002, ePLDT’s revenues more than doubled to Pesos 966 million from Pesos 469 million during the same period last year. Growth drivers for ePLDT include the Vitro Internet Data Center, its successful venture in the call center business with Parlance Systems, Inc. and Vocativ Systems Inc. and Infocom, the Group’s Internet Service Provider.

Committed to strengthen and grow the business

“Notwithstanding the significant challenges the Company faced throughout the year, our strong performance shows we delivered on our commitments to strengthen and grow our business,” said Pangilinan. “We intend to build on what we achieved in 2002 to meet the targets our Board has set before us, as we endeavor to extend our leadership position in all our lines of business, provide the best service to our customers, and become one of the best telecommunications company in the region.”

For further information, please contact:

Annabelle L Chua Anna V Bengzon Menardo Jimenez, Jr

Tel No: 816-8213 Tel No: 816-8024 Tel No: 816-8468

Fax No: 844-9099 Fax No: 810-7138 Fax No: 893-5174

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About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless and information communications technology – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, cellular and satellite network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American depositary shares are listed on the New York Stock Exchange (NYSE:PHI) and the Pacific Exchange. PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By: MA. LOURDES C.RAUSA-CHAN

Corporate Secretary

Date: March 25, 2003